United States securities and exchange commission logo





                            September 29, 2023

       Jan F. van Eck
       President and Chief Executive Officer
       VanEck Bitcoin Trust
       c/o VanEck Digital Assets, LLC
       666 Third Avenue, 9th Floor
       New York, New York 10017

                                                        Re: VanEck Bitcoin
Trust
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 4,
2023
                                                            File No. 333-251808

       Dear Jan F. van Eck:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. Based on our preliminary review of your registration statement, we have the following initial set of
comments. Once you have amended your registration statement and responded to each of
these comments, we will provide you with more detailed comments relating to your
registration statement, as appropriate.
   2. We note that your registration statement includes a number of blanks or omitted information, including,
for example, the initial Authorized Participant, the Bitcoin
                                                        Custodian and exhibits.
Please revise to include this information in your next amendment, or tell us when you
intend to do so. Please also confirm your understanding that the staff
 Jan F. van Eck
FirstName  LastNameJan
VanEck Bitcoin  Trust F. van Eck
Comapany 29,
September  NameVanEck
               2023      Bitcoin Trust
September
Page 2     29, 2023 Page 2
FirstName LastName
         will need sufficient time to review this information, and we may have additional comments at that time.
3.       We refer you to our December 2022 Sample Letter to Companies Regarding
Recent
         Developments in Crypto Asset Markets, located on our website at the following address:
https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-
         markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.
Risk Factors, page 10

4. Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.
Risks Associated with Bitcoin and the Bitcoin Network
Due to the unregulated nature and lack of transparency surrounding the operations of bitcoin exchanges, page 21

5. Please expand to discuss the risks of fraud, manipulation, front-running, wash-trading, security failures or operational problems at bitcoin exchanges. The Trust and Bitcoin Prices
Description of the MarketVector Bitcoin Benchmark Rate Construction and Maintenance, page
54

6. Please revise your disclosure to provide a materially complete description of the index methodology. Please also address the following in your disclosure regarding the index:
             Include a table with market share and volume information for each constituent exchange comprising the index used to calculate the MarketVectorTM Bitcoin
             Benchmark Rate;
             Disclose the extent to which the Sponsor has discretion to select a different index;
             Disclose whether the Sponsor will notify investors of changes to the constituent exchanges used to calculate the index, and, if so, how the Sponsor will notify the investor of such changes; and
             Describe the material terms of the licensing and sub-licensing agreement and file the agreements as material contracts.
Calculation of NAV, page 56

7. Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies
 Jan F. van Eck
VanEck Bitcoin Trust
September 29, 2023
Page 3
         to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge
         into different paths (i.e., a    fork   ) and airdrops.
Custody of the Trust's Assets, page 64

8. Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:
             Describe the material terms of your agreement with the Bitcoin Custodian;
             Describe whether your assets custodied by the Bitcoin Custodian will be commingled with assets of other customers, and the geographic location where the private keys will be stored;
             Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and
             Disclose whether and to what extent the Bitcoin Custodian carries insurance for any losses of the bitcoin that it custodies for you.
Creation and Redemption of Shares, page 68

9.       Please revise to address the following:
             Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise; and
             Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Bitcoin Custodian, including a discussion of whether and to what extent creation and redemption transactions will be settled on-chain or off-chain, and any risks associated with the settlement process.
10. Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.
Conflicts of Interest, page 75

11. Please revise to disclose all existing and potential conflicts of interest between your
         Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.
Experts,
FirstNamepage 87
           LastNameJan    F. van Eck
Comapany
12.         NameVanEck
       Please              Bitcoin
              revise to include thisTrust
                                     information in your next amendment, or
tell us when you
       intend to do so.
September 29, 2023 Page 3
FirstName LastName
 Jan F. van Eck
FirstName  LastNameJan
VanEck Bitcoin  Trust F. van Eck
Comapany 29,
September  NameVanEck
               2023      Bitcoin Trust
September
Page 4     29, 2023 Page 4
FirstName LastName
Financial Statements, page F-1

13. We note your disclosure that your audited financial statements will be provided by a pre-
         effective amendment. Please confirm you will file your audited financial statements in a pre-effective amendment as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets
cc:      Clifford Cone